EXHIBIT 99.1
Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Ninth Meeting of the Third Session of the Board of Directors
The ninth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on October 28, 2010 in Jiaozuo, Henan Province. The directors were notified of the Meeting by way of a written notice dated October 14, 2010. Out of the Company’s 11 directors, 8 directors attended the Meeting, including Yang Chao, Chairman and executive director of the Company, Wan Feng and Liu Yingqi, executive directors of the Company, Miao Jianmin and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company. Lin Dairen, executive director of the Company, Shi Guoqing, non-executive director of the Company, and Sun Changji, independent director of the Company, were on leave and authorized respectively in writing, Wan Feng, executive director of the Company, Zhuang Zuojin, non-executive director of the Company and Ma Yongwei, independent director of the Company to act on their behalf and cast the votes for them. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1. Approved the Third Quarter Report for the Year of 2010
Voting result: 11 for, 0 against, with no abstention
2. Passed the Proposal on the Establishment of Strategy and Investment Committee and the Revision of Relevant Rules of Procedures
Voting result: 11 for, 0 against, with no abstention
3. Passed the Proposal on the Amendments to the AOA.
The Board consented to submit the Proposal on the Amendments to the AOA to the General Meeting of Shareholders of the Company, and asked the General Meeting of Shareholders to authorize the Chairman or his representative to, in accordance with requirements raised by relevant regulatory agencies and stock exchanges in jurisdictions where the Company is listed, make revisions to such proposal as he deems necessary and appropriate when such proposal is still subject to approval.

Commission File Number 001-31914
Please see Appendix 1 for the contents of the Proposal on the Amendments to the AOA.
Voting result: 11 for, 0 against, with no abstention
Appendix 1: Proposal on the Amendments to the AOA
Board of Directors of China Life Insurance Company Limited
October 28, 2010

Commission File Number 001-31914
Appendix 1:
Proposal on the Amendments to the AOA
1. Article 157 of the AOA
Original clause:
The Company’s board of the directors shall have four (4) standing committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee and the Strategy Committee.
Functions of specific committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.
Reason to amend:
To comply with the provisions under Article 28 of Interim Measures for the Administration of Utilization of Insurance Funds issued by China Insurance Regulatory Commission that reads “the board of directors shall have an assets and liabilities management committee (an investment committee) and a risk management committee”.
Revised clause:
The Company’s board of the directors shall have four (4) standing committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee and the Strategy and Investment Committee.
Functions of specific committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.
2. Article 158 of the AOA
Original clause:
The Audit Committee shall be composed of three (3) to five (5) directors, the Risk Management Committee three (3) to seven (7) directors, the Nomination and Compensation Committee three (3) to seven (7) directors, and the Strategy Committee three (3) to seven (7) directors.
Reason to amend:
To comply with the provisions under Article 28 of Interim Measures for the Administration of Utilization of Insurance Funds issued by China Insurance Regulatory Commission that reads “the board of directors shall have an assets and liabilities management committee (an investment committee) and a risk management committee”.
Revised clause:
The Audit Committee shall be composed of three (3) to five (5) directors, the Risk Management Committee three (3) to seven (7) directors, the Nomination and Compensation Committee three (3) to seven (7) directors, and the Strategy and Investment Committee three (3) to seven (7) directors.
3. Chapter 15 of the AOA
A new clause is added as Article 197 of the AOA

Commission File Number 001-31914
Reason to add:
According to Article 15 of the Administrative Provisions on the Eligibility of Financial Principal of Insurance Companies issued by China Insurance Regulatory Commission, “each insurance company shall identify clearly in the articles of association the responsibilities and rights of its financial principal”.
Clause to be added:
The Company shall have a financial principal. Financial principal shall report to the board of directors and the president of the Company.
Financial principal shall have the following duties:
(1) being responsible for accounting and preparation of financial statements, establishing and maintaining the internal control system relating to financial statements, and being responsible for the authenticity of financial and accounting information;
(2) being responsible for financial management including budget control, cost control, funds management, profit distribution, assessment of operating results, etc.;
(3) being responsible for solvency management and participating in risk control;
(4) participating in material operation management activities including strategic planning;
(5) reviewing and signing on documents containing data and reports to be disclosed to the public in accordance with provisions under relevant laws, administrative rules and regulatory rules;
(6) other duties as required by China Insurance Regulatory Commission.
The financial principal shall brief the board of directors at least once half year on the financial conditions, operating results and other issues requiring special attentions of the Company.
Before signing on documents such as financial reports and solvency reports, the financial principal shall ask for opinions in writing from senior officers from actuarial, investment and risk management departments of the Company.
In the event that any of the following events occurs, the financial principal shall, in accordance with his/her duties, promptly provides rectification suggestions to the board of directors, the president and relevant senior officers. If the board of directors or the president of the Company does not take measures to cure such issues, the financial principal shall report to China Insurance Regulatory Commission and has the right to refuse to sign on relevant documents:
(1) the Company’s business activities or its financial reports are in material violation of insurance laws, administrative rules or regulatory rules;
(2) legal rights of the policyholders and the insured are severely harmed;
(3) the Company’s legal rights are infringed by senior officers of the Company and due to which the business of the Company may be severely harmed.
The financial principal has the right to obtain data, documents and relevant materials that are necessary for the performance of his/her duties, relevant departments and staff of the Company shall not illegally intervene the financial principal’s access to such information and shall not keep back relevant data or provide false information. The financial principal has the right, as a non-voting delegate, to attend meetings of the board of directors that are concerning his/her duties.

Commission File Number 001-31914
Numbering of subsequent articles shall be adjusted sequentially after the above clause is added.
4. Article 39 of the Rules of Procedures for the Board of Directors in Appendix 2 of the AOA
Original clause:
The board of directors shall establish for special committees under it, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy committee. Such special committees shall study specific issues, convene specific meetings regularly or irregularly, communicate with the management, proposes advices and recommendations to the board of directors for decisions and references, and to deal with relevant issues as conferred or authorized by the board of directors.
Reason to amend:
To comply with the provisions under Article 28 of Interim Measures for the Administration of Utilization of Insurance Funds issued by China Insurance Regulatory Commission that reads “the board of directors shall have an assets and liabilities management committee (an investment committee) and a risk management committee”.
Revised clause:
The board of directors shall establish for special committees under it, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and investment committee. Such special committees shall study specific issues, convene specific meetings regularly or irregularly, communicate with the management, proposes advices and recommendations to the board of directors for decisions and references, and to deal with relevant issues as conferred or authorized by the board of directors.
5. Article 44 of the Rules of Procedures for the Board of Directors in Appendix 2 of the AOA
Original clause:
The strategy committee shall comprise of three to seven directors, which is mainly responsible to study and propose recommendations on the long-term development strategies of the Company, significant investment and financing plans subject to the approval by the board of directors, significant capital operation assets and operation projects subject to the approval by the board of directors and other significant issues affecting the development of the Company. The committee shall also review the implementation of the aforesaid issues and perform other matters as delegated by the board of directors.
Reason to amend:
To comply with the provisions under Article 28 of Interim Measures for the Administration of Utilization of Insurance Funds issued by China Insurance Regulatory Commission that reads “the board of directors shall have an assets and liabilities management committee (an investment committee) and a risk management committee”. Duties of the board of directors regarding capital management are also specified under such article.

Commission File Number 001-31914
Revised clause:
The Strategy and Investment Committee shall have three (3) to seven (7) directors, who are mainly responsible for:
(1) researching on and establishing the Company’s long-term strategies and medium & long-term development outlines, and providing suggestions to the board of directors;
(2) researching on management system, method, investment decision procedures and authorization system of utilizing insurance funds, and researching on relevant rules which are subject to the board of directors’ approval, and providing suggestions to the board of directors;
(3) researching on assets strategic disposition planning, annual investment plans, investment guidelines and relevant adjustment schemes, and providing suggestions to the board of directors;
(4) researching on material investment and financing matters, significant capital and assets management projects which are subject to the board of directors’ approval and providing suggestions;
(5) researching on other significant matters that may affect the Company’s development and providing suggestions;
(6) supervising, assessing and reviewing of implementation of the above said strategies and funds utilization by the Company;
(7) other duties entrusted or authorized by the board of directors.